CONFIDENTIAL TREATMENT REQUESTED BY TRINET GROUP, INC. PURSUANT TO 17 CFR 200.83

***Text Omitted and Filed Separately with the Securities and Exchange Commission

August 18, 2017

William H. Thompson

Accounting Branch Chief

Yolanda Guobadia

Staff Accountant

Office of Consumer Products

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington D.C. 20549

Re:	TriNet Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016 (“Form 10-K”)

Filed February 28, 2017

File No. 1-36373

Dear Mr. Thompson and Ms. Guobadia:

We received your letter dated July 18, 2017 (the “letter”) setting forth comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) with respect to our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to your comments are set forth below. References to “we”, “our”, “TriNet” and “the Company” refer to TriNet Group, Inc. and its consolidated subsidiaries.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Judgements and Estimates

Insurance Loss Reserves, page 45

1.	We note that changes in estimates and assumptions related to your insurance and workers’ compensation loss reserves could materially impact your financial statements if actual experience differs from the estimates and assumptions used in establishing the reserves. Please tell us your consideration of providing a sensitivity analysis based on outcomes that are reasonably likely to occur if reasonably likely changes in such estimates and assumptions used would have a material effect on your results of operations and financial condition. Similar analysis should be provided for health benefits loss reserves, to the extent applicable. Refer to Item 303(a)(3)(ii) of Regulation S-K.

***CONFIDENTIAL TREATMENT REQUESTED BY TRINET GROUP, INC.

We have considered Item 303(a)(3)(ii) of Regulation S-K and related SEC guidance and have concluded that in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2017, we will expand our disclosure to include sensitivity to changes in the key assumptions for the workers’ compensation and health benefit loss reserves as follows:

Workers’ Compensation Loss Reserves

“We believe that our estimate of workers’ compensation loss reserves are most sensitive to loss development factors given the long reporting and paid development patterns for our workers' compensation loss costs. Our reserving methods rely on these loss development factors and an estimate of future cost trend.

The following table illustrates the sensitivity of changes in the loss development factor on our estimate of insurance costs:

Change in Loss development factor	Change in Insurance Costs ($000s)
- 5.00%	$(XX)
- 2.50%	$(XX)
+ 2.50%	$XX
+ 5.00%	$XX

“

Health Benefits Loss Reserves

“We believe that our estimate of health benefits loss reserves are most sensitive to changes in medical claim costs in the markets in which participating Work Site Employees (WSEs) reside (medical trend) and our estimate of paid costs to carriers as a percentage of the expected ultimate costs to carriers (completion factors).

A xxx basis point increase in the medical trend rate would increase our health benefit loss reserves by approximately $xx million, and a xx basis point decrease in completion factors would increase our health benefit loss reserves by approximately $xx million.”

Note 1. Description of Business and Significant Accounting Policies

Description of Business, page 56

2.	We note that your operations are conducted through four industry verticals: TriNet Financial Services, TriNet Life Sciences, TriNet Nonprofit and TriNet Technology and that your client services and product development teams are

***CONFIDENTIAL TREATMENT REQUESTED BY TRINET GROUP, INC.

increasingly focused on specific industry verticals. Further, during 2016, you realigned your sales team to accommodate your vertical approach. Please tell us whether the aggregation criteria are still applicable to your operating segments. Please also tell us whether your new vertical approach will impact how your Chief Operating Decision Maker allocates resources and assesses financial information. Refer to ASC 280-10.

Periodically we assess our operating segments considering organizational structure changes, key personnel changes and after any significant acquisition we have completed in accordance with ASC 280-10-50-1. Our Chief Operating Decision Maker (CODM, which is our Chief Executive Officer) reviews financial information and assesses business performance at a consolidated level on a periodic basis against internal plan, latest forecast and prior period performance.

[***]

Accordingly, we continue to conclude that we have one operating and one reportable segment.

Revenue Recognition, page 57

3.	Please explain to us why it is appropriate to recognize insurance service revenues when due citing relevant accounting guidance.

Insurance services are provided to our WSEs and clients by TriNet as part of our co-employment arrangement with clients, and continues until a client terminates their relationship with TriNet.

Our insurance service revenue is due for payment when payrolls are processed (at least monthly) and we recognize insurance service revenues over the same (monthly) period that the insurance coverage is provided.

In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2017, we will clarify our insurance revenue recognition policy as follows:

“Insurance service revenues are recognized over the period the insurance coverage is provided and where collectability is reasonably assured.”

Note 8. Notes and Capital Leases Payable, page 70

4.	We note your ability to pay dividends or distributions is restricted under the terms of your credit facility. Please tell us the most significant restrictions on the payment of dividends, including their pertinent provisions, and the amount of net income restricted or free of restrictions. Refer to Rule 4-08(e) of Regulation S-X.

***CONFIDENTIAL TREATMENT REQUESTED BY TRINET GROUP, INC.

Beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2017, we will enhance our disclosure on dividend restrictions to state as follows:

“The Credit Agreement contains customary representations and warranties, and customary affirmative and negative covenants applicable to us, including, among other things, restrictions on indebtedness, liens, investments, mergers, and other dispositions.

Our credit facility is free of net income restrictions. In addition, our credit facility permits us to make customary payments that would otherwise be restricted, such as day-to-day intragroup payments or dividends and repurchase of shares granted under our equity plans.

The Credit Agreement restricts our ability to make certain types of payments including dividends and stock repurchases and other similar distributions, though such payments may generally be made as long as our total leverage ratio remains below 3.00:1.00 and there exists no default under the Credit Agreement.”

Note 8. Notes and Capital Leases Payable, page 70

5.	Please explain to us why a portion of the refinancing transaction was accounted for as an extinguishment and a portion accounted for as a modification. In your response, please discuss the guidance in ASC 470-50-40.

Our previous and current debt credit facility are syndicated loan arrangements. We analyzed our 2016 refinancing, in accordance with ASC 470-50-55-2, on a loan by loan basis and we assessed debt modification versus debt extinguishment for each individual creditor participating in the syndication.

For each creditor, we performed the 10% test under ASC 470-50-40-10. If the present value of cashflow under the terms of the new credit was at least 10% different from the present value of the remaining cash flows under the terms of the original credit facility, it was accounted for as debt extinguishment in which the unamortized debt issuance costs were recorded as a current period expense. Otherwise, it was accounted for as debt modification with debt issuance costs for the new credit facility deferred and amortized over the remaining credit facility term.

In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2017, we will modify our disclosure to include (in italics) as follows:

“As a result of refinancing our syndicated loan, approximately $1.4 million in fees and costs were incurred, of which $0.8 million were recorded as deferred loan

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costs for continuing lenders with the remainder expensed for those lenders no longer included in the loan syndicate.”

Note 15 – Quarterly Financial Data (Unaudited), page 80

6.	Please tell us and describe any unusual or infrequently transactions occurring items recognized during the quarters within each fiscal year. If there are any unusual or infrequently transactions, please provide the disclosures required by Item 302(A)(3) of Regulation S-K.

We have considered the guidance in Item 302 (a)(3) of Regulation S-K in our presentation of Selected Quarterly Financial Data in regard to extraordinary, unusual or infrequently occurring items recognized in each quarter presented.

We can confirm that in each quarter within the two most recent fiscal years presented in Form 10-K, there are no significant activities that are extraordinary, unusual or infrequently occurring items. We will disclose in the future filings when significant unusual or infrequent transactions arise.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (510) 352-5000 with any questions or comments regarding this letter.

Respectfully submitted,

TriNet Group, Inc.

/s/ Michael P. Murphy

By: Michael P. Murphy

Chief Accounting Officer

Cc:

Burton M. Goldfield, Chief Executive Officer

Richard Beckert, Chief Financial Officer

Brady Mickelsen, Chief Legal Officer

Doug Zercoe, Deloitte & Touche LLP

Sarah K. Solum, Davis Polk & Wardwell LLP